Exhibit 12.1

Zayo Group Holdings, Inc.

Ratio of Earnings to Fixed Charges

(dollars in million)

	Three months ended September 30,	For the Year ended June 30,
	2017	2017	2016	2015	2014	2013
Calculation of Earnings
Income/(loss) from operations before income taxes	$28.6	$104.1	$(67.7)	$(164.1)	$(144.3)	$(169.8)
Fixed Charges	78.3	258.2	232.9	225.8	214.8	213.4
Earnings Before Income Taxes and Fixed Charges	$106.9	$362.3	$165.2	$61.7	$70.5	$43.6

Calculation of Fixed Charges
Interest Expense, net of capitalized interest	73.6	241.5	220.1	214.0	203.5	202.5
Interest Factor in Rental Expense (1)	4.7	16.7	12.8	11.8	11.3	10.9
Total Fixed Charges	$78.3	$258.2	$232.9	$225.8	$214.8	$213.4

Ratio of Earnings to Fixed Charges	1.37	1.40	—	—	—	—
Deficiency	n/a	n/a	$(67.7)	$(164.1)	$(144.3)	$(169.8)

(1)           The portion of total rental expense that represents the interest factor is estimated to be 12.5%.